UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☑  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes  ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated October 10, 2006

2.	Letter from Connect Holdings Limited dated October 4, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Claude Roger Charles
	Name:	Claude Roger Charles
	Title:	Director

MEDIA RELEASE

LETTER BY CONNECT HOLDINGS LIMITED

SINGAPORE, October 10, 2006 — The Board of Directors of Pacific Internet Limited (“PacNet”) (Nasdaq: PCNTF) wishes to announce that PacNet has received a letter dated October 4, 2006 from counsel on behalf of Connect Holdings Limited (the “Connect Letter”) requesting that an ordinary resolution to be added to the matters to be considered at the upcoming Extraordinary General Meeting of the Company. A copy of the Connect Letter is attached.

The Board will give due consideration to the request having regard to the best interest of all the shareholders. Thereafter, the Board will make the appropriate announcements in a timely manner.

By order of the Board

Claude Roger Charles

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media

Bernard Ho

Pacific Internet Limited

Direct: +65-6771 0433

Mobile: +65-9782-3393

Email: bernard.ho@pacific.net.sg

Investor & Analyst Alan Katz Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 211 Email: alan@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg

SINGAPORE
Freshfields Drew & Napier Pte Ltd
Board of Directors		20 Raffles Place # 18-00
Pacific Internet Limited		Ocean Towers
89 Science Park Drive		Singapore 048620
#02-05/06 The Rutherford	T+	65 6535 6211
Singapore 118261	Direct T+	65 6535 6211
	F+	65 6533 5007
For the attention of:	E
Mr. Claude Charles	W	freshfields.com
Lead Independent Director	DOC ID
	OUR REF	YLT/SH
YOUR REF
By Fax: (65) 6872 5912	CLIENT MATTER NO.
1 letter plus 1-page enclosure

4 October 2006

Dear Sirs

Pacific Internet Limited (the Company) – Proposed Appointment of Director

We write on behalf of Connect Holdings Limited (Connect).

As you are aware, Connect has recently acquired shares of the Company which in aggregate represent approximately 11.8 per cent of the issued shares of the Company outstanding as of 17 August 2006 (based on information contained in the Company’s Form 6-K). Connect understands from public records that, following requisitions by certain shareholders, the Company will convene an Extraordinary General Meeting (EGM) to consider resolutions concerning the removal and election/appointment of directors of the Company.

Connect wishes to seek board representation and proposes Mr. Steven Barry Simpson as its nominee. Accordingly Connect requests that the following ordinary resolution be added to the matters to be considered at the above EGM:

“Ordinary Resolution: That Mr. Steven Barry Simpson (subject to his consent to act) be and is hereby appointed as a Director of the Company with immediate effect.”

In this regard, we enclose the curriculum vitae of Mr. Simpson.

Yours faithfully

/s/ Freshfields Drew & Napier
Freshfields Drew & Napier on behalf of Connect Holdings Limited

Freshfields Drew & Napier Pte Ltd (company registration number 200007686G) is a joint law venture in Singapore between Freshfields Bruckhaus Deringer and Drew & Napier LLC

Amsterdam Barcelona Beijing Berlin Bratislava Brussels Budapest Cologne Dubai Düsseldorf Frankfurt am Main Hamburg Hanoi Ho Chi Minh City Hong Kong London Madrid Milan Moscow Munich New York Paris Rome Shanghai Singapore Tokyo Vienna Washington

Curriculum Vitae of Steven Barry Simpson

Australian citizen, resident in Singapore.

Age: 55 years

Married with one adult son.

Professional qualifications: B Comm., CPA, ACIS, MIoD - (Chartered Accountant, Chartered Secretary, Member of the Institute of Chartered Directors.)

Board member for several Public and Private sector companies.

Interests: downhill skiing, Golf, alpine trekking.

Mr. Simpson is a Principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of “hands on” experience in the Asia-Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatizations, mergers, acquisitions and debt and equity capital market activities.

He has successfully led several financial advisory roles for IPO launches for both State and private sector clients and has also been active in advisory roles in debt capital markets, both domestic and international bond and banking debt instrument issues. He has also undertaken a variety of activities on behalf of International agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatization activities.

Previously, Mr. Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia with extensive experience in the areas of corporate restructuring, business workouts and corporate strategic planning. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian practices and a member of the firms Resource sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant (CPA), a Chartered Secretary and a member of the Institute of Chartered Directors. He is a Commerce graduate from the University of New South Wales.

Primary directorships:

1. Jasper investments Limited — Singapore Stock exchange — independent director

Jasper is an investment holding company with substantial cash assets and major private equity funds as shareholders. Its expressed intention is to undertake significant investments throughout the Asian region.

2. C2C Pte Ltd — private Co. — Bermuda — Chairman of the Board

The Company owns one of Asia’s largest undersea cable networks. Shareholders include major private equity funds.

3. Goldsource Limited — Toronto Stock exchange — independent director

The Company is a well-funded diamond exploration group with a focus on early-stage projects in Canada.

4. Four Seasons Hotel — private Co. — Indonesia — Commissioner/ Owners representative

The Company is the owner of the Four Seasons Hotel — a significant five-star operation. The primary shareholders are Citigroup.